Exhibit 10.5

OFFTAKE AGREEMENT

by and between

THE UNITED STATES DEPARTMENT OF DEFENSE

and

MP 10X DEVELOPMENT, LLC

Dated as of July 9, 2025

i

7.2	Representations and Warranties of Project Company	24
7.3	No Other Representations and Warranties	25

ARTICLE 8 EVENTS OF DEFAULT AND REMEDIES		26

8.1	DOD Events of Default	26
8.2	Project Company Remedies	27
8.3	Project Company Events of Default	27
8.4	DOD’s Remedies	28

ARTICLE 9 LIMITATION OF LIABILITY		29

9.1	Reserved	29
9.2	Indemnification	29

ARTICLE 10 ASSIGNMENT		29

10.1	Assignment by Project Company	29
10.2	Assignment by DOD	30
10.3	Prohibited Assignments	30

ARTICLE 11 FORCE MAJEURE		30

11.1	Definition of Force Majeure	30
11.2	Notice and Procedure	31
11.3	Mitigation	31
11.4	Effects of Force Majeure	32

ARTICLE 12 MISCELLANEOUS		32

12.1	Governing Law	32
12.2	Jurisdiction Involving Project Company	32
12.3	Jurisdiction Involving DOD	33
12.4	’WAIVER OF JURY TRIAL	33
12.5	Specific Performance	33
12.6	Expenses	33
12.7	[Reserved]	33
12.8	No Set Off	33
12.9	Amendment	34
12.10	Notices	34
12.11	Waiver	35
12.12	No Third-Party Beneficiaries	35
12.13	Further Action	35
12.14	Severability	35
12.15	Entire Agreement	36
12.16	Counterparts	36
12.17	Non-Disclosure of Information	36
12.18	Performance Delays	37
12.19	No Conflicts	38
12.20	Application of Procurement Laws	38
12.21	DX Orders	38
12.22	Performance of and Compliance with Project Company Covenants and Agreements	38

ii

OFFTAKE AGREEMENT

This OFFTAKE AGREEMENT (the “Agreement”) is entered into effective as of July 9, 2025 (the “Effective Date”), by and between MP 10X Development, LLC, a Delaware limited liability company (“Project Company”), and The United States Department of Defense (“DOD”). DOD and Project Company are sometimes referred to herein together as the “Parties” and individually as a “Party.”

WITNESSETH:

WHEREAS, in connection with the Transaction Agreement, dated as of July 9, 2025, by and between MP Materials Corp. (“MP”) and DOD (the “Transaction Agreement”), Project Company is developing the Commercial Plant (as defined herein) to produce sintered Neodymium-iron-boron (NdFeB) permanent-magnet blocks and/or finished magnets (the “Magnets”); and

WHEREAS, Project Company desires to sell Magnets produced at the Commercial Plant to DOD, and DOD desires to purchase from Project Company Magnets produced at the Commercial Plant.

NOW, THEREFORE, for and in consideration of the foregoing recitals and the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto, intending to be legally bound, agree as follows:

ARTICLE 1

CONSTRUCTION AND DEFINITIONS

1.1 Construction. Unless otherwise expressly provided in this Agreement or unless the context requires otherwise, (a) all references in this Agreement to a “Schedule” shall mean and refer to the corresponding Schedule to this Agreement, and Schedules to this Agreement are hereby incorporated and made a part hereof as if set forth in full herein and are an integral part of this Agreement. Any capitalized terms used in any Schedule but not otherwise defined therein are defined as set forth in this Agreement. In the event of conflict or inconsistency, this Agreement shall prevail over any Schedule; (b) the division of this Agreement into Articles, Sections, and other subdivisions, and the insertion of headings are for convenience of reference only and do not affect, and will not be utilized in construing or interpreting, this Agreement. All references in this Agreement to any “Section” or “Article” are to the corresponding Section or Article, as applicable, of this Agreement unless otherwise specified; (c) any reference to any federal, state, or local statute or Laws shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise; (d) all references to statutes and related regulations shall include all amendments of the same and any successor or replacement statutes and regulations; (e) whenever the context requires, the gender of all words used in this Agreement includes the masculine, feminine, and neuter, and the singular includes the plural, and the plural includes the singular; (f) words such as “herein,” “hereinafter,” “hereof,” and “hereunder” refer to this Agreement (including the Schedules to this Agreement) as a whole and not merely to a subdivision in which such words appear unless the context otherwise requires; (g) references to any Person shall be deemed to mean and include the successors and permitted assigns of such Person (or, in the case of a Governmental Authority, Persons succeeding to the relevant functions of such Person); (h) the term “including” or any variation thereof means “including without limitation” and does not limit any general statement that it follows to the specific or similar items or matters immediately following it; (i) references to “days” shall mean calendar days unless Business Days are expressly specified; (j) a reference to any contract shall include any amendment, supplement or modification of such contract as in effect as of the applicable time; and (k) references to “$” refer to United States Dollars. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded. If the last day of such period is not a Business Day, the period in question shall end on the next succeeding Business Day. The Parties have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

1.2 Definitions. For the purposes of this Agreement, the following terms and variations on them have the meanings specified in this Section 1.2:

“Affected Party” has the meaning given to that term in Section 11.2.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with, such Person at any time during the period for which the determination of affiliation is being made. The term “control” (including, with correlative meaning, the terms “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to elect a majority of the board of directors (or other governing body) or to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

“Agreement” has the meaning given to that term in the preamble.

“Annual Costs” has the meaning given to that term in Section 6.3.1.

“Annual EBITDA Amount” has the meaning given to that term in Section 6.3.1.

“Annual Purchase Price Payment Amount” has the meaning given to that term in Section 6.3.1.

“Business Day” means any day that is not a Saturday, Sunday or other day on which banks are required or authorized by Law to be closed in the State of New York, the State of Nevada or Washington D.C.

“Calendar Quarter” means, for each calendar year during the Term, each three (3)-month period within such calendar year (beginning on January 1 of such calendar year).

“Commercial Operation Date” means the first date on which Project Company has begun operations and is capable of producing any quantity of Magnets, as notified by Project Company to DOD.

“Commercial Plant” means the 10X Facility (as defined in the Transaction Agreement).

“Confidential Information” has the meaning given to that term in Section 12.17.

“Consent” means any approval, consent or ratification.

“Deliver” means to make the Offered Magnets available to DOD at the Magnet Delivery Point.

“DOD” has the meaning given to that term in the preamble.

“DOD Capacity Amount” has the meaning given to that term in Section 3.4.

“DOD Event of Default” has the meaning given to that term in Section 8.1.

“DOD Magnet Specifications” has the meaning given to that term in Section 3.3.

“EBITDA” has the meaning set forth on Schedule 1.01. For the avoidance of doubt, all costs that burden EBITDA to be determined and allocated on a reasonable and consistent basis, in accordance with Schedule 1.01.

“EBITDA Excess Amount” means the first $30,000,000 of the Annual EBITDA Amount for such preceding calendar year that is in excess of the Threshold EBITDA Amount (the “Initial Excess Amount”), plus, 50% of the Annual EBITDA Amount for such preceding calendar year that is in excess of the Initial Excess Amount (if any); provided that the EBITDA Excess Amount shall be deemed to be nil prior to the Production Milestone Date.

“EBITDA Statement” has the meaning given to that term in Section 6.3.1.

“Effective Date” has the meaning given to that term in the preamble.

“Expert” has the meaning given to that term in Section 6.3.3.

“Force Majeure Event” has the meaning given to that term in Section 11.1.

“GAAP” means U.S. generally accepted accounting principles as in effect from time to time, consistently applied.

“Governmental Authority” means any (a) nation or government, state, commonwealth, province, territory, county, municipality, district, or other jurisdiction of any nature, or any political subdivision thereof, (b) federal, state, local, municipal, foreign, or other government, or (c) governmental or quasi-governmental authority of any nature (including any relevant domestic, foreign, multinational or international body, governmental division, department, agency, board, bureau, commission, instrumentality, official, organization, regulatory body, or other entity and any court, arbitrator, or other tribunal) exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government and any executive official thereof.

“Governmental Authorization” means any Consent, license, permit, certificate, identification number, approval, exemption, variance product registration or other registration issued or granted by or filed with any Governmental Authority pursuant to applicable Law.

“Indemnified Party” has the meaning given to that term in Section 9.2.

“Initial Delivery Date” means the date on which Project Company commences the sale and Delivery of Magnets to DOD pursuant to this Agreement.

“Insolvency Event” means, with respect to Project Company: (a) any voluntary or involuntary liquidation, dissolution or winding up of such Person; (b) an involuntary proceeding shall be commenced or an involuntary petition shall be filed in a court of competent jurisdiction seeking (i) relief in respect of such Person, or a substantial part of the property or assets of such Person, under Title 11 of the United States Code, as now constituted or hereafter amended, or any other federal, state or foreign bankruptcy, insolvency, receivership or similar Law, (ii) the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for such Person, or a substantial part of the property or assets of such Person, or (iii) the winding-up or liquidation of such Person, and such proceeding or petition shall continue undismissed for 60 days or an order or decree approving or ordering any of the foregoing shall be entered; or (c) such Person shall (i) voluntarily commence any proceeding or file any petition seeking relief under Title 11 of the United States Code, as now constituted or hereafter amended, or any other federal, state or foreign bankruptcy, insolvency, receivership or similar Law, (ii) consent to the institution of, or fail to contest in a timely and appropriate manner, any proceeding or the filing of any petition described in clause (b) above, (iii) apply for or consent to the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for Project Company, or a substantial part of the property or assets of Project Company, (iv) file an answer admitting the material allegations of a petition filed against it in any such proceeding, (v) make a general assignment for the benefit of creditors or (vi) become unable or admit in writing its inability or fail generally to pay its debts as they become due.

“Late Payment Rate” has the meaning given to that term in Section 6.7.

“Law” means all codes, laws, common laws, statutes, Governmental Authorizations, ordinances, rules, regulations, orders, writs, judgments or injunctions of Governmental Authority, including any amendments thereto.

“Magnets” has the meaning given to that term in the recitals.

“Magnet Delivery Point” means the location within the United States at which Offered Magnets shall be Delivered to DOD as mutually agreed from time to time by Project Company and DOD; provided that if the Parties are unable to agree on the Magnet Delivery Point, then the Magnet Delivery Point shall be at the exit of the Commercial Plant.

“MP” has the meaning given to that term in the recitals.

“Non-Conforming Magnets” has the meaning given to that term in Section 5.1.

“Offered Magnets” has the meaning given to that term in Section 3.1.

“Organizational Documents” means, (a) with respect to any corporation, its articles or certificate of incorporation and bylaws, (b) with respect to any limited liability company, its articles or certificate of organization or formation and its operating agreement or limited liability company agreement or documents of similar substance, (c) with respect to any limited partnership, its certificate of limited partnership and partnership agreement or governing or organizational documents of similar substance and (d) with respect to any other entity, governing or organizational documents of similar substance to any of the foregoing, in the case of each of clauses (a) through (d), as may be in effect from time to time.

“Party” has the meaning given to that term in the preamble.

“Person” means any individual or an entity, including a corporation, share company, limited liability company, partnership, trust, association, Governmental Authority or any other body with legal personality separate from its equity holders or members.

“Plant Employee” means any employee (i) of Project Company and/or (ii) of MP or any of its Affiliates who spends a majority of such employee’s working hours working on, or supporting, the Commercial Plant.

“Price Protection Agreement” has the meaning given to that term in the Transaction Agreement.

“Proceeding” means any action, arbitration, audit, examination, investigation, hearing, litigation or suit (whether civil, criminal, administrative, judicial or investigative, whether formal or informal, and whether public or private) commenced, brought, conducted, heard by or before or otherwise involving any Governmental Authority or arbitrator.

“Production” has the meaning set forth on Schedule 1.02.

“Production Capacity Estimate” has the meaning given to that term in Section 3.4.

“Production Costs” has the meaning set forth on Schedule 1.02.

“Production Milestone Date” means the last date of the Calendar Quarter during which Project Company notifies DOD in writing that the Commercial Plant has achieved commercial operation and is able to produce the Target Capacity Amount of Magnets in a calendar year; provided that Project Company shall be required to promptly provide DOD such notice upon determining in good faith that the Commercial Plant is able to produce the Target Capacity Amount of Magnets.

“Production Request” has the meaning given to that term in Section 3.4.

“Project Company” has the meaning given to that term in the preamble.

“Project Company Event of Default” has the meaning given to that term in the Section 8.3.

“Protest Notice” has the meaning given to that term in Section 6.3.2.

“Purchase Failure” has the meaning given to that term in Section 4.3.

“Quality Characteristics” has the meaning given to that term in Section 3.3.

“Quarterly DOD Magnet Production” means, for any Calendar Quarter, the portion of the total Offered Magnets for the then-current calendar year to be acquired by DOD in such Calendar Quarter.

“Quarterly Purchase Price Payments” has the meaning given to that term in Section 6.1.

“Representative” means, with respect to a particular Person, any Affiliate or any director, officer, employee, agent, consultant, advisor, legal counsel, accountant or other representative of that Person.

“Resale Damages” means, with respect to any Purchase Failure, an amount equal to (a) the positive net amount, if any, by which the applicable price that would have been paid pursuant to Section 6.1 hereof for the Offered Magnets subject to such Purchase Failure, had they been accepted, exceeds the Resale Price multiplied by the quantity of Offered Magnets subject to such Purchase Failure, plus (b) any applicable penalties or default interest assessed against Project Company by any other Person primarily as a result of DOD’s failure to accept such Offered Magnets in accordance with the terms of this Agreement, plus (c) transaction and other out-of-pocket costs and losses incurred by Project Company in re-selling the Offered Magnets subject to such Purchase Failure that Project Company would not have incurred but for the Purchase Failure, plus (d) reasonable costs and losses incurred by Project Company for storage and transportation of Offered Magnets subject to such Purchase Failure that Project Company would not have incurred but for the Purchase Failure. Project Company shall provide DOD with reasonable evidence of such amounts.

“Resale Price” means the price at which Project Company, acting in a commercially reasonable manner, sells to or is paid by a Third Party Purchaser for any Offered Magnets that are subject to a Purchase Failure; provided, however, that (a) in no event shall Project Company be required to utilize or change its utilization of the Commercial Plant or its other assets, contracts or market positions in order to reduce DOD’s liability as a result of such Purchase Failure, and (b) in the event that Project Company is unable to sell any Offered Magnets that are subject to a Purchase Failure, the Resale Price for the Offered Magnets subject to such Purchase Failure shall be deemed to be $0.

“Restricted Buyer” has the meaning given to that term in the Price Protection Agreement.

“Sales Tax” has the meaning given to that term in Section 6.6.

“Syndicated Magnet Number” has the meaning given to that term in Section 6.3.1.

“Syndicated Magnets” has the meaning given to that term in Section 3.2.

“Target Capacity Amount” means a target Magnet equivalent capacity of at least 10,000 tons (which, at a typical conversion rate from block to finished magnets, equates to at least 7,000 tons of finished magnets), which amount may be updated by the mutual agreement of the Parties from time to time in the event that any changes are made to the DOD Magnet Specifications pursuant to Section 3.3.

“Term” has the meaning given to that term in Section 2.1.

“Testing Procedures” has the meaning given to that term in Section 5.2.

“Third Party Purchasers” means commercial purchasers of Magnets other than DOD.

“Threshold EBITDA Amount” means (i) from the Production Milestone Date until the end of the Term, $140,000,000, as adjusted upward annually in each calendar year following 2025 for inflation at a rate equal to two percent (2%) (the “Full Threshold Amount”) and (ii) from the Commercial Operation Date until the Production Milestone Date, a percentage of the Full Threshold Amount for each calendar year equal to (A) the Production Capacity Estimate for such calendar year, divided by (B) the Target Capacity Amount (with the resulting quotient multiplied by 100).

“Total Annual Magnet Production” has the meaning given to that term in Section 3.1.

“Transaction Agreement” has the meaning given to that term in the recitals.

“Transaction Documents” means the Transaction Agreement, together with the Subscription Agreement (and the certificate of designation relating thereto), the Warrant, the Registration Rights Agreement, the Samarium Project Loan and the Price Protection Agreement, as each is defined in the Transaction Agreement.

“Unresolved Items” has the meaning given to that term in Section 6.3.3.

ARTICLE 2

TERM

2.1 Term. The term of this Agreement (the “Term”) shall commence as of the Effective Date and shall continue until the date that is ten (10) years from the Commercial Operation Date.

ARTICLE 3

PURCHASE AND SALE OF MAGNETS; PROCUREMENT OF MATERIALS

3.1 Purchase and Sale of Magnets. Subject to and in accordance with the terms and conditions of this Agreement, commencing on the Initial Delivery Date and continuing thereafter during the Term, (i) Project Company shall sell and Deliver to DOD (x) the entire amount of Magnets produced at the Commercial Plant in any calendar year (“Total Annual Magnet Production”), less (y) any Syndicated Magnets sold and Delivered to Third Party Purchasers in accordance with Section 3.2 in such calendar year and any Non-Conforming Magnets that are not accepted by DOD pursuant to Section 5.1 in such calendar year (the Total Annual Magnet Production less the Magnets in clause (y), the “Offered Magnets”) and (ii) DOD shall purchase and accept from Project Company the entire amount of Offered Magnets; provided that in each full calendar year after the Production Milestone Date the Total Annual Magnet Production will be equal to or greater than the DOD Capacity Amount (subject to any updates to the DOD Capacity Amount in accordance with Section 3.4 or any other provision of this Agreement that excuse or extend the timeline for Magnet production or Delivery by Project Company).

3.2 Syndication of Magnet Production. At DOD’s request, or if requested by Project Company and consented to by DOD (in DOD’s sole discretion; but DOD’s decision whether to consent will not be unreasonably delayed) following consultation with Project Company (including Project Company sharing with DOD the identity of such Third Party Purchaser and material commercial terms of any sale (provided that in no event shall the material commercial terms be required to include such Third Party Purchaser’s Magnet specifications to the extent such specifications constitute confidential information of such Third Party Purchaser)), Project Company may sell and Deliver up to the entire amount of the Total Annual Magnet Production in excess of the Offered Magnets to Third Party Purchasers (any such Magnets, “Syndicated Magnets”); provided that, in circumstances where DOD requests that Project Company sell Syndicated Magnets to a Third Party Purchaser, the contract providing for such sale shall provide that the price for such Syndicated Magnets shall be the greater of (i) the then-current prevailing market price for such Syndicated Magnets or (ii) an amount equal to the Production Costs incurred by Project Company in connection with the Production of such Syndicated Magnets (or at such other price as is agreed between DOD and Project Company), and on terms that are commercially reasonable and reasonably acceptable to Project Company. No Third Party Purchaser may be a Restricted Buyer, and each such Third Party Purchaser must agree to use reasonable best efforts not to sell the Magnets to a Restricted Buyer; provided that the foregoing restriction on sales by a Third Party Purchaser to a Restricted Buyer shall only apply to sale of Magnets in the form purchased from Project Company and shall not restrict the sale of Magnets that are included in another finished product sold by such Third Party Purchaser. Any Third Party Purchaser who, to the knowledge of Project Company, sells Magnets that are not included in another finished product to a Restricted Buyer, shall be prohibited from acquiring Magnets from Project Company for the remainder of the Term.

3.3 Initial Magnet Specifications.

3.3.1 Following the Effective Date, Project Company and DOD shall cooperate in good faith to determine the proposed quality characteristics for the Magnets (the “Quality Characteristics”) to be produced at the Commercial Plant as of the Commercial Operation Date. DOD shall provide the proposed Quality Characteristics for the Magnets to be produced at the Commercial Plant no later than ninety (90) days after the Effective Date. Upon receipt of such proposed Quality Characteristics, Project Company shall review the same and, as soon as reasonably practicable, and in no event later than ninety (90) days after receipt of DOD’s proposed Quality Characteristics, either (i) accept DOD’s proposed Quality Characteristics or (ii) propose alternative Quality Characteristics. The Parties shall thereafter cooperate to mutually agree on the final Quality Characteristics (which may include a consideration of characteristics that are consistent with those for Magnets that Project Company or its Affiliates sell to other their customers other than DOD), and, if after working in good faith for ninety (90) days, the Parties are unable to mutually agree on the final Quality Characteristics for the Magnets to be produced at the Commercial Plant, DOD’s then-current proposed Quality Characteristics for such Magnets shall be deemed final and binding on the Parties (except as otherwise modified pursuant to this Section 3.3.1); provided that such proposed DOD Quality Characteristics must be, in the good faith and reasonable view of Project Company, commercially reasonable and within the then-current (or then-anticipated) production capabilities for the Commercial Plant. The final Quality Characteristics determined in connection with this Section 3.3.1 shall be referred to herein as the “DOD Magnet Specifications”.

3.3.2 Upon mutual agreement of the Parties, DOD Magnet Specifications may be updated following the occurrence of the initial Quality Characteristics determination pursuant to Section 3.3.1; provided that if such changes are (i) reasonably expected to result in delays in Production or Delivery of Magnets to DOD, then Project Company shall provide reasonable detail on such anticipated delays and any such delays shall not constitute a breach of this Agreement by Project Company or a Project Company Event of Default, and (ii) as proposed by DOD, not commercially feasible in the reasonable judgment of Project Company, Project Company shall not be required to agree to such changes, and Project Company shall discuss further alternatives with DOD in good faith (including, if applicable, mutually acceptable arrangements pursuant to which Project Company may pursue obtaining additional intellectual property and/or know-how necessary to accept such requested change of DOD Magnet Specifications). Project Company shall not be required to agree to any Quality Characteristics for which it does not then own, or have a license to, the intellectual property or know-how necessary to produce Magnets meeting such Quality Characteristics but, if so requested by DOD, Project Company shall use commercially reasonable efforts to promptly obtain or license the intellectual property or know how necessary to produce Magnets meeting such Quality Characteristics; provided that if Project Company uses commercially reasonable efforts to promptly obtain or license such intellectual property or know how but fails to do so, such failure shall not deemed to be a breach of this Agreement (or the Transaction Agreement or any other Transaction Document) by Project Company or a Project Company Event of Default; provided, further, that if Project Company is unable to promptly obtain or license such intellectual property or know how Project Company shall continue to produce Magnets in accordance with the most recent DOD Magnet Specifications that did not require Project Company to obtain or license such intellectual property or know how; provided, further, that, for the avoidance of doubt, any costs, fees or expenses incurred by Project Company or any of its Affiliates in connection with obtaining or licensing such intellectual property or know how shall constitute Production Costs hereunder (without duplication). Any reasonable delays in the construction, development, commissioning and/or start-up of the Commercial Plant or the Commercial Operation Date resulting from the Parties’ inability to timely agree to Quality Characteristics shall not constitute a breach of this Agreement (or the Transaction Agreement or any other Transaction Document by Project Company or a Project Company Event of Default, so long as Project Company is diligently pursuing the implementation of DOD’s reasonable proposals as to such Quality Characteristics (and subject in any event to Section 3.3.1 as to the final Quality Characteristics that will constitute the DOD Magnet Specifications).

3.4 Estimates of Magnet Capacity and DOD Magnet Needs.

3.4.1 At least one hundred eighty (180) days prior to the expected Commercial Operation Date, and thereafter at least one hundred eighty (180) days prior to the beginning of each calendar year during the Term, Project Company shall provide DOD with a good faith estimate of the total quantity of Magnets that Project Company anticipates being able to produce during each Calendar Quarter of such calendar year and the number of different grades and geometries Project Company reasonably determines it is able to manufacture at the Commercial Plant (the “Production Capacity Estimate”). At least ninety (90) days prior to the expected Commercial Operation Date, and thereafter at least ninety (90) days prior to the beginning of each calendar year during the Term if the DOD Magnet Specifications have changed pursuant to Section 3.3 and not otherwise, DOD shall provide to Project Company, in writing, a statement for the following calendar year (the “Production Request”) setting forth an estimate of the total quantity of Magnets that DOD expects to acquire (the “DOD Capacity Amount”). For subsequent calendar years during the Term, DOD may (and if the DOD Magnet Specifications have changed pursuant to Section 3.3, shall) at least ninety (90) days prior to the beginning of such calendar year deliver a new Production Request; otherwise the last Production Notice delivered to Project Company shall be deemed to continue in effect. The Production Request shall include a quarterly breakdown of required volumes for such calendar year and an estimate of the total quantity of Syndicated Magnets expected to be sold to Third Party Purchasers, in each case, during such calendar year; provided, however, that the DOD Capacity Amount shall not (x) exceed: (i) prior to the Production Milestone Date, the Production Capacity Estimate; (ii) after the Production Milestone Date, the Total Annual Magnet Production and (iii) at any time during the Term, after Commercial Operation Date, the number of different grades and geometries Project Company can manufacture at the Commercial Plant or (y) when taken together with any Syndicated Magnets expected to be sold to Third Party Purchasers for such calendar year, be less than (i) prior to the Production Milestone Date, the Production Capacity Estimate and (ii) after the Production Milestone Date, the Total Annual Magnet Production (such applicable minimum amount in this clause (y), the “Minimum Purchase Amount”); provided that if the DOD Capacity Amount together with the number of Syndicated Magnets expected to be sold to Third Party Purchasers for such calendar year is less than the Minimum Purchase Amount, Project Company shall be permitted to produce a number of Magnets equal to the amount of such shortfall, with specifications and quality characteristics that are in line with industry standards for the Magnets produced by Project Company for its customers other than DOD (the “Standard Form Magnets”), and DOD shall be required to make payment to Project Company for such Standard Form Magnets in accordance with Article 6. If DOD requests any changes to the DOD Capacity Amount after delivery of the Production Request that requires material changes to be implemented in Production within less than ninety (90) days, Project Company shall promptly provide DOD with a written notice describing delays that are reasonably likely to occur as a result of such changes to the DOD Capacity Amount in Production or Delivery of Magnets to DOD. Any such delays or failures set forth in such notice that result directly from such changes shall not constitute a breach of this Agreement by Project Company or a Project Company Event of Default.

3.4.2 Not less than ten (10) days before the beginning of each Calendar Quarter commencing after the Commercial Operation Date during the Term, Project Company shall notify DOD of the total quantity of Magnets that Project Company proposes to deliver to DOD during that Calendar Quarter. Such notification shall be given in writing or, if given orally, shall be confirmed in writing within two (2) Business Days.

3.5 Application of Procurement Laws. Pursuant to 50 U.S.C. § 4533(b), and except as otherwise expressly provided in this Agreement, DOD’s purchase and sale of Magnets under this Agreement and any related orders shall not be subject to the Laws specifically governing any procurement by U.S. Government agencies including, but not limited to, the Federal Acquisition Regulation (and any agency supplements thereto), the Cost Accounting Standards, the Competition in Contracting Act, or the Truthful Cost or Pricing Data Statute.

ARTICLE 4

DELIVERY OF MAGNETS

4.1 Magnet Delivery Point. All Magnets sold hereunder shall be Delivered by Project Company to DOD at the Magnet Delivery Point, and (subject to DOD’s rights and remedies pursuant to Section 5.1 and Section 8.4 or in connection with a Force Majeure Event) DOD shall accept all Magnets Delivered by Project Company at the Magnet Delivery Point. Project Company shall be responsible for the costs of Delivering Magnets to the Magnet Delivery Point. DOD shall be responsible for all costs associated with accepting, transporting and handling Magnets after they have been Delivered. Project Company shall ensure that all Magnets Delivered by Project Company to DOD under this Agreement will, as of the date of such Delivery, (i) conform, in all material respects, to the DOD Magnet Specifications, applicable Quality Characteristics and the terms of the applicable Production Request; (ii) be free from defects in design, materials and workmanship and (iii) comply, in all material respects, with applicable Law. Without prejudice to the foregoing, Project Company shall operate the Commercial Plant in accordance with good and generally accepted mining and manufacturing practices, and applicable Law.

4.2 Title; Risk of Loss. Upon Delivery, DOD shall receive all right, title, and interest in and to the Magnets, free and clear of any lien or encumbrance, and be obligated to pay Project Company according to the terms of Section 6.1. Project Company shall be deemed to be in exclusive custody and control of (and shall have sole risk of loss for) all Magnets prior to the Delivery thereof to the Magnet Delivery Point, and DOD shall be deemed to be in exclusive custody and control of (and shall have sole risk of loss for) all Magnets immediately after the time they are Delivered to the Magnet Delivery Point.

4.3 Failure by DOD to Accept Delivery of Magnets. If DOD fails to accept all or a portion of any Delivery of Offered Magnets, and such failure to accept (a) is not the result of Project Company’s Delivery of Non-Conforming Magnets, as described in Section 5.1, (b) is not the result of DOD’s exercise of its remedies pursuant to and in accordance with Section 8.4, or (c) is not excused due to the occurrence and continued duration of a Force Majeure Event with respect to which DOD has complied with each of the requirements set forth in Article 11 (such failure a “Purchase Failure”), then DOD shall pay Project Company, within the later of (i) ninety (90) days following the date payment would otherwise be due with respect to the delivery or deliveries of Magnets for which such Purchase Failure occurred and (ii) forty-five (45) days after the receipt of Project Company’s delivery of a notice of such Purchase Failure, an amount equal to the Resale Damages. DOD and Project Company have discussed and reviewed the nature and extent of the damages that Project Company is likely to incur due to a Purchase Failure and based on the foregoing Resale Damages as agreed to by the Parties and set forth herein are based upon a reasonable approximation of Project Company’s damages in such event, constitute agreed and liquidated damages, and are not a penalty. For the avoidance of doubt, if DOD pays for the Resale Damages as set forth herein then DOD will not be in breach of this Agreement as a result of any failure to accept Delivery of any Offered Magnets.

ARTICLE 5

MAGNET SPECIFICATIONS AND QUALITY; AUDIT RIGHTS; REMEDIATION

5.1 Non-Conforming Magnets.

5.1.1 Any Magnets Delivered by Project Company that do not meet or exceed the DOD Magnet Specifications (as determined in accordance Section 3.3) shall be deemed to be “Non-Conforming Magnets.” If Project Company tenders to DOD any Non-Conforming Magnets, DOD shall in its sole discretion elect either to:

(a) refuse to accept Delivery of such Non-Conforming Magnets (in which event (i) DOD shall notify Project Company of such election promptly thereafter and in any event within 45 days of Delivery in accordance with Section 5.3.1 and (ii) Project Company shall endeavor diligently to sell such Non-Conforming Magnets as Syndicated Magnets to Third Party Purchasers to the extent practicable);

(b) require Project Company, at Project Company’s sole cost, to replace the Non-Conforming Magnets (to the extent of available Production capacity);

(c) direct such Non-Conforming Magnets to be utilized as Syndicated Magnets; or

(d) accept the Non-Conforming Magnets and remit payment as specified in Section 6.1.

5.1.2 In the event DOD refuses Delivery of Non-Conforming Magnets, title of such Non-Conforming Magnets shall remain with Project Company.

5.1.3 Project Company shall use commercially reasonable efforts to improve its quality program, processes and procedures to avoid repetitive instances of the Production of Non-Conforming Magnets.

5.2 Testing Procedures. Following the Effective Date, Project Company and DOD shall cooperate in good faith to determine the weighing, sampling and analysis procedures (the “Testing Procedures”) to be adopted in respect of Magnets to be delivered by Project Company to DOD on and from the Commercial Operation Date. Such Testing Procedures shall include: a procedure for weighing Magnets Delivered, the taking and testing of representative samples from each delivery of Magnets and analysis of the Magnets to determine the chemical assays. The Testing Procedures shall provide that a representative of DOD approved by Project Company has the right to be present to witness the weighing, sampling and analysis performed. Project Company shall provide the proposed Testing Procedures for the Magnets to be produced at the Commercial Plant no later than one hundred and eighty (180) days following the date the DOD Magnet Specifications are agreed pursuant to Section 3.3. Upon receipt of such proposed Testing Procedures, DOD shall review the same and, as soon as reasonably practicable, and in no event later than ninety (90) days after receipt of Project Company’s proposed Testing Procedures, either (i) accept Project Company’s proposed Testing Procedures or (ii) propose alternative Testing Procedures. The Parties shall thereafter cooperate to mutually agree on the final Testing Procedures, and, if after working in good faith for ninety (90) days, the Parties are unable to mutually agree on the final Testing Procedures for the Magnets to be produced at the Commercial Plant have not been agreed at least 365 days prior to the anticipated Commercial Operation Date, all weighing, sampling and analysis of Magnets at the Magnet Delivery Point shall be undertaken in accordance with applicable standards issued by the International for Standardization Organization (ISO) from time to time.

5.3 Disputes Regarding Quality Characteristics.

5.3.1 In the event that DOD (i) refuses to accept Delivery of any Non-Conforming Magnets in accordance with Section 5.1.1(a) or (ii) disputes that any Delivered Magnets meet or exceed the applicable Quality Characteristics, DOD shall, within 45 days of the Delivery of such Magnets, deliver a written notice to Project Company (A) specifying in reasonable detail the basis upon which DOD is refusing to accept Delivery, the basis upon which DOD believes such Magnets constitute Non-Conforming Magnets or its basis for claiming that such Magnets failed to meet or exceed the applicable Quality Characteristics (as applicable); and (B) certifying that the applicable Magnets (x) were properly stored by DOD after Delivery and (y) have not, since Delivery, been modified, in any way, or incorporated or attempted to be incorporated into any other product (the “Non-Conformation Notice”). In the event that DOD delivers a Non-Conformation Notice and Project Company disputes DOD’s basis for refusing delivery, deeming such Magnets to be Non-Conforming Magnets or failing to meet or exceed the applicable Quality Characteristics (a “Quality Dispute”), the dispute resolution provisions set forth in Section 5.3.2 and Section 5.3.3 shall apply. If DOD fails to deliver a Non-Confirmation Notice within 45 days of the Delivery of an applicable Magnet, DOD shall be deemed to have irrevocable waived its right to deliver a Non-Conformation Notice or bring any other claims against Project Company in respect thereto. If the disputed Magnets are found to meet or exceed the Quality Characteristics, the costs of such dispute resolution and storage shall be paid by DOD and DOD shall take prompt delivery of the disputed Magnets and remit payment (including interest calculated in accordance with Section 6.7) in accordance with Article 6. If the disputed Magnets are found to fall below the Quality Characteristics, the costs of such dispute resolution and storage shall be paid by Project Company and Project Company shall be able to sell such Non-Conforming Magnets to any Third Party Purchaser (other than a Restricted Buyer) on commercially reasonable terms.

5.3.2 Within 45 days after DOD delivers the Non-Conformation Notice pursuant to Section 5.1, Project Company may deliver written notice (the “Quality Notice”) to DOD of any objections to such determination, and the basis therefor. Any Quality Notice shall specify in reasonable detail the reasons for Project Company’s disagreement with DOD’s determination as to the relevant Magnets. Except for such items that are specifically identified in a Quality Notice, the determination by DOD in respect of Non-Conforming Magnets shall be final, conclusive and binding upon the Parties. The failure of Project Company to deliver such Quality Notice within the prescribed time period will constitute Project Company’s irrevocable acceptance of DOD’s determination in respect of the Non-Conforming Magnets. If Project Company delivers a Quality Notice within the prescribed time period, then DOD and Project Company will use good faith efforts to resolve any disagreements as to whether or not the relevant Magnets are Non-Conforming Magnets and, to the extent any disagreements as to the items set forth in the Quality Notice are so resolved in writing, such written resolution shall be final, conclusive and binding upon the Parties.

5.3.3 If the Parties are unable to resolve any disagreement with respect to any item set forth in the Quality Notice (the “Unresolved Quality Items”), within 90 days following the delivery of any Quality Notice, then either Party may request to refer the Unresolved Quality Items to an independent expert who is mutually agreed by the Parties and who shall have appropriate experience in the field of rare earth magnetics (the “Magnetics Expert”). In the event the Parties cannot agree in good faith on a mutually satisfactory Magnetics Expert within 45 days after such request, the Parties may pursue their other rights and remedies under this Agreement, including by filing a legal action against the other Party hereto. If the Parties mutually agree on a Magnetics Expert, the Parties will jointly retain the Magnetics Expert and direct it to render a reasoned written report resolving the Unresolved Quality Items not later than 120 days after acceptance of its retention; provided that the failure of the Magnetics Expert to deliver its written report within such time period shall not constitute a defense or objection to the finality or enforcement of such written report. The Magnetics Expert shall act as an expert and not as an arbitrator. Promptly following its retention, the Magnetics Expert shall be given full access during normal business hours to the allegedly Non-Conforming Magnets that constitute Unresolved Quality Items. Within 45 days after the Magnetics Expert has been retained, the Parties may each make a written submission to the Magnetics Expert (and concurrently to the other Party) setting forth their respective positions in respect of the Unresolved Quality Items, and specific information, evidence and support for their respective positions as to the Unresolved Quality Items; provided that, in the case of Project Company, such submission shall not be inconsistent with its Quality Notice. Within 45 days after the expiration of the prescribed period, the Parties may submit to the Magnetics Expert (and concurrently to the other Party) a response to the other Party’s position on each Unresolved Quality Item. The Parties may not disclose to the Expert and the Expert may not consider for any purpose, any settlement offer(s) or offers to compromise made by or on behalf of the Parties during the negotiation period or otherwise, unless otherwise agreed by the other Party in writing. Neither Party shall have or conduct any communication, either written or oral, with the Magnetics Expert without the other Party either being present or receiving a concurrent copy of any written communication. The Parties, and their respective representatives, shall cooperate fully with the Magnetics Expert during its engagement and respond on a timely basis to all reasonable requests for information, testing of Magnets, or access to Magnets or personnel made by the Magnetics Expert, all with the intent to fairly and in good faith resolve the Unresolved Quality Items, as promptly as reasonably practicable. The Magnetics Expert shall conduct its review and resolve the Unresolved Quality Items based solely on its independent review of the allegedly Non-Conforming Magnets, in light of the written submissions and responses submitted by the Parties. In resolving any Unresolved Quality Item, the Magnetics Expert (A)) shall be bound by the principles set forth in this Agreement, (B) shall limit its review to matters specifically set forth in the Quality Notice and determining whether the Unresolved Quality Items were correctly or incorrectly identified as Non-Conforming Magnets in accordance with the terms of this Agreement, and (C) shall disregard any settlement proposal or negotiation materials exchanged between the Parties with respect to the Unresolved Quality Items following the delivery of the Quality Notice. The Magnetics Expert’s written report shall, absent manifest error or fraud, become final, conclusive and binding on the Parties; provided that such manifest error is promptly raised within five (5) Business Days of the Magnetics Expert issuing its written report and promptly resolved by the Magnetics Expert in its sole discretion.

5.4 Audit and Information Rights. Upon DOD’s request after the Commercial Operation Date and during the Term, and not more than once in a calendar year, Project Company shall grant DOD reasonable access to Project Company’s premises (including the Commercial Plant) and books and records solely for the purpose of auditing Project Company’s compliance with the terms of this Agreement (including, without limitation, the calculation and allocation of costs, payments or charges, and the calculation of Production capacity at the Commercial Plant under this Agreement), the occurrence of milestones hereunder (e.g., the Commercial Operation Date or the Production Milestone Date), or inspecting or conducting an inventory of finished goods, work-in-process, raw materials and all work or other items to be provided pursuant to this Agreement that are located at Project Company’s premises. Project Company will cooperate with DOD so as to facilitate DOD’s audit, including by segregating and promptly producing such records as DOD may reasonably request, and otherwise making records and other materials accessible to DOD. Any such audit or inspection conducted by DOD or its representatives will not relieve Project Company of any liability under this Agreement or prejudice any rights or remedies available to DOD. Project Company shall maintain, during the Term and for a period of three (3) years after the Term, complete and accurate books and records and any other financial information in accordance with GAAP; provided that, unless expressly agreed between the Parties in writing, the foregoing shall not require Project Company to prepare any new books and records or other financial information that it would not otherwise prepare in the ordinary course consistent with its and its Affiliates’ historical accounting practices, except as may be reasonably necessary to comply with its obligations under this Agreement (including with respect to the calculation of Production Costs, EBITDA or other amounts hereunder). In addition to the annual audit (if any), at DOD’s reasonable request from time to time after the Commercial Operation Date and during the Term, Project Company shall provide to DOD all such information as DOD may reasonably deem necessary or appropriate for purposes of monitoring Project Company’s ongoing compliance with the terms of this Agreement (including information of the type contemplated by this Section 5.4 in connection with audits), provided that (x) DOD may only make such requests during normal business hours, (y) such requests may not unreasonably interfere with the day-to-day operations of Project Company or MP and (z) such requests must be reasonably related to monitoring Project Company’s ongoing compliance with the terms of this Agreement. Such information shall be provided electronically, or in such other form as DOD may reasonably request. Section 12.17.2 shall apply to any information provided pursuant to this Section 5.4.

5.5 Remediation Measures. In the event that Project Company is failing (a) to improve its quality program, processes and procedures to avoid repetitive instances of the Production of Non-Conforming Magnets to the satisfaction of DOD, or (b) to produce the number of Magnets ordered by DOD (or customers sourced by DOD) on the agreed timetables or at the agreed specifications, whether or not as a result of a Force Majeure Event (except to the extent caused by the material failure of the DOD to meets its material obligations in this Agreement, the Transaction Agreement or the other Transaction Documents), then, in any such case, Project Company shall provide DOD with any relevant information concerning such failures. DOD shall notify Project Company in the event of a failure as specified in clause (a) or clause (b), and Project Company shall promptly notify DOD of any failure or expected failure as specified in clause (b) (a “Remediation Notice”). Project Company shall take DOD’s comments and concerns into due account in establishing a remediation plan (the “Remediation Plan”) to address any such failures and shall deliver the Remediation Plan to DOD for approval (not to be unreasonably withheld, conditioned or delayed) within sixty (60) days after the Remediation Notice is delivered by or to DOD (as applicable); provided that, if DOD unreasonably withholds, conditions or delays approval of the Remediation Plan, Project Company may proceed with implementing the proposed Remediation Plan and shall be deemed to be in full compliance with this Section 5.5 to the extent it uses its reasonable best efforts to successfully complete such Remediation Plan. If (i) the Remediation Plan is not provided within such sixty (60) day period, (ii) implementation of the approved Remediation Plan is not commenced within the later of (x) ninety (90) days after the Remediation Notice is delivered and (y) thirty (30) days following DOD approval of the Remediation Plan, or (iii) the remediation steps set forth in the Remediation Plan are not completed within the timeframe set forth therein, then Project Company will consult with DOD and implement (within sixty (60) days following such consultation) such personnel changes and/or engagement of additional personnel or consultants, in each case, at Project Company as may be requested by DOD or other resources, as are reasonably required to properly prepare and/or implement the Remediation Plan. For the avoidance of doubt, in no event shall the personnel changes contemplated by clause (x) in the preceding sentence require MP to make any changes to MP’s directors or executive officers or employees of MP with vice president (or equivalent) title or more senior (but may require Project Company to retain additional personnel at levels below executive officer).

5.6 Permits. DOD shall take all necessary DOD actions to facilitate that any and all permits, licenses or other approvals of a United States federal Governmental Authority that are necessary for the building, operationalizing and commissioning of the Commercial Plant, and the operation of the Commercial Plant following its commissioning, are obtained.

ARTICLE 6

PRICE AND PAYMENTS FOR MAGNETS

6.1 Price for Magnets. On the first day of each Calendar Quarter, the Offered Magnets to be acquired by DOD in such Calendar Quarter shall be purchased by DOD at a price (the “Quarterly Purchase Price Payments”) equal to the aggregate Production Costs expected to be incurred by Project Company for the Quarterly DOD Magnet Production as calculated in accordance with this Agreement, and, in the case of the first Quarterly Purchase Price Payment, to the extent that the Commercial Operation Date occurs on a date other than the last day of the Calendar Quarter, such Quarterly Purchase Price Payment shall take into account Magnets produced during the period starting on the Commercial Operation Date and ending on the end of such Calendar Quarter.

6.2 Quarterly Payments. On the first day of each Calendar Quarter commencing after the Commercial Operation Date, DOD shall pay to Project Company an amount equal to 25% of the Threshold EBITDA Amount applicable for such calendar year (each, a “Magnet Facilitation Payment”); provided that, to the extent that the Commercial Operation Date occurs on a date other than the last day of the Calendar Quarter, then the first Magnet Facilitation Payment shall be increased to cover the period starting on the Commercial Operation Date and ending on the end of such Calendar Quarter in an amount equal to the applicable Threshold EBITDA Amount, multiplied by the quotient of (A) the number of days between the date that the Commercial Operation Date occurs and the end of the Calendar Quarter and (B) the number of days in such Calendar Quarter.

6.3 Annual True-Up Payment.

6.3.1 Promptly following the finalization of audited financial statements of MP and its consolidated subsidiaries for each calendar year during the term, and in any case within thirty (30) days following such finalization, Project Company shall deliver to DOD a statement (the “EBITDA Statement”) setting forth (i) the tonnage of finished magnets produced at the Commercial Plant (not including Non-Conforming Magnets) in such calendar year, and the Threshold EBITDA Amount based on such Production, (ii) the actual amount of EBITDA attributable to Project Company generated by the Total Annual Magnet Production at the Commercial Plant (the “Annual EBITDA Amount”), (iii) the actual Production Costs incurred by Project Company for the Production and Delivery of the Offered Magnets to DOD in such calendar year (the “Annual Costs”), (iv) the aggregate amount of all Quarterly Purchase Price Payments made by DOD to Project Company during such preceding calendar year (the “Annual Purchase Price Payment Amount”), (v) the aggregate amount of all Magnet Facilitation Payments made by DOD to Project Company during such preceding calendar year, (vi) the number of Syndicated Magnets sold by Project Company during such preceding calendar year (the “Syndicated Magnet Number”) and (vii) the aggregate amounts paid or payable to Project Company for Syndicated Magnet delivered during such calendar year. The EBITDA Statement (and all components thereof) shall (A) be prepared by Project Company in good faith and in accordance with the terms of this Agreement (including Schedule 1.01) and GAAP (to the extent not inconsistent with Schedule 1.01), and (B) set forth reasonable supporting detail regarding the calculations of each item set forth therein for such preceding calendar year, including any supporting schedules, analyses, working papers and other documentation used in the preparation thereof.

6.3.2 Within one hundred twenty (120) days after Project Company’s delivery of the EBITDA Statement to DOD, DOD may deliver written notice (the “Protest Notice”) to Project Company of any objections, and the basis therefor, which DOD may have to the EBITDA Statement. Any Protest Notice shall specify in reasonable detail the nature of any disagreement so asserted.

Except for such items that are specifically disputed in the Protest Notice, the amounts set forth on the EBITDA Statement shall be final, conclusive and binding upon the Parties. The failure of DOD to deliver such Protest Notice within the prescribed time period will constitute DOD’s irrevocable acceptance of the applicable EBITDA Statement prepared and delivered by Project Company. If DOD delivers a Protest Notice within the prescribed time period, then DOD and Project Company will use good faith efforts to resolve any disagreements as to the computation of the amounts set forth in such EBITDA Statement and, to the extent any disagreements as to the items set forth in the Protest Notice are so resolved in writing, the EBITDA Statement, as revised in writing to incorporate such changes as have been agreed to by the Parties, shall be final, conclusive and binding upon the Parties.

6.3.3 If the Parties are unable to resolve any disagreement with respect to any item set forth in the Protest Notice (the “Unresolved Items”), within sixty (60) days following the delivery of any Protest Notice, then either Party may refer the Unresolved Items to an independent “Big 4” accounting firm agreed upon by the Parties (the “Expert”). The Parties will jointly retain the Expert and direct it to render a reasoned written report resolving the Unresolved Items not later than seventy-five (75) days after acceptance of its retention; provided that the failure of the Expert to deliver its written report within such time period shall not constitute a defense or objection to the finality or enforcement of such written report. The Expert shall act as an expert and not as an arbitrator. Within thirty (30) days after the Expert has been retained, the Parties shall each make a written submission to the Expert (and concurrently to the other Party) setting forth their respective computations of the Unresolved Items, and specific information, evidence and support for their respective positions as to the Unresolved Items; provided that such computations of the Unresolved Items shall not be different from the computations of the Unresolved Items in the Protest Notice. Within twenty (20) days after the expiration of such thirty (30) day period, the Parties may submit to the Expert (and concurrently to the other Party) a response to the other Party’s position on each Unresolved Item. The Parties may not disclose to the Expert and the Expert may not consider for any purpose, any settlement offer(s) or offers to compromise made by or on behalf of the Parties during the negotiation period or otherwise, unless otherwise agreed by the other Party in writing. Neither Party shall have or conduct any communication, either written or oral, with the Expert without the other Party either being present or receiving a concurrent copy of any written communication. The Parties, and their respective representatives, shall cooperate fully with the Expert during its engagement and respond on a timely basis to all reasonable requests for information or access to documents or personnel made by the Expert, all with the intent to fairly and in good faith resolve the Unresolved Items, as promptly as reasonably practicable. The Expert shall conduct its review and resolve the Unresolved Items based solely on the written submission and responses submitted by the Parties (and not by independent review). In resolving any Unresolved Item, the Expert (A) may not assign a value to any particular item greater than the greatest value for such item claimed by either Party, or less than the lowest value for such item claimed by either Party, in each case as presented to the Expert, (B) shall be bound by the principles set forth in this Agreement, (C) shall limit its review to matters specifically set forth in the Protest Notice and determining whether the Unresolved Items were calculated in accordance with the terms of this Agreement, and (D) shall disregard any settlement proposal or negotiation materials exchanged between the Parties with respect to the Unresolved Item following the delivery of the Protest Notice. The Expert’s written report shall, absent manifest error or fraud, become final, conclusive and binding on the Parties; provided that such manifest error is promptly raised within five (5) Business Days of the Expert issuing its written report and promptly resolved by the Expert in its sole discretion. The fees and expenses of the Expert shall be apportioned between Project Company, on the one hand, and DOD, on the other hand, based upon inverse proportion of the disputed amounts resolved in favor of such Party (i.e., so that the prevailing Party bears a lesser amount of such fees and expenses), as determined by the Expert and set forth in the report of such Expert; provided that, initially, any retainer charged by the Expert shall be shared equally between the Parties (subject to reconciliation in connection with and pursuant to the foregoing provisions relating to apportionment of Expert fees and expenses).

6.3.4 Within thirty (30) days following the final determination of the Annual Costs and Annual EBITDA Amount, the Parties shall make payments as follows (provided that in the event that a Protest Notice is delivered pursuant to Section 6.3.2 then any undisputed amount of such payment shall be made within thirty (30) days following the delivery of such Protest Notice and the remainder of such payment shall be made within thirty (30) days following the final determination of the Annual Costs and Annual EBITDA Amount pursuant to Section 6.3.2 and Section 6.3.3):

(a) Production Cost True-Up.

(i) In the event that the Annual Purchase Price Payment Amount for such preceding calendar year is less than the Annual Costs for such preceding calendar year, DOD shall make a payment to Project Company in an amount equal to the shortfall between the Annual Purchase Price Payment Amount and the Annual Costs;

(ii) In the event that the Annual Purchase Price Payment Amount for such preceding calendar year is greater than the Annual Costs for such preceding calendar year, Project Company shall make a payment to DOD in an amount equal to the shortfall between the Annual Costs and the Annual Purchase Price Payment Amount;

(b) EBITDA True-Up.

(i) In the event that the Annual EBITDA Amount (after giving effect to any Production Cost true-up in Section 6.3.4(a)) for such preceding calendar year is less than the Threshold EBITDA Amount for such preceding calendar year, DOD shall make a payment to Project Company in an amount equal to the shortfall between the Annual EBITDA Amount and the Threshold EBITDA Amount; and

(ii) In the event that the Annual EBITDA Amount for such preceding calendar year is greater than the Threshold EBITDA Amount for such preceding calendar year and the Syndicated Magnet Number for such preceding calendar year is greater than zero (0), Project Company shall make a payment to DOD in an amount equal to the EBITDA Excess Amount for such preceding calendar year.

6.3.5 The amounts to be paid pursuant to clauses (a) – (b) of Section 6.3.4 will be netted so that only one Party is required to make a payment for each such calendar year pursuant to Section 6.3.4.

6.3.6 In connection with Project Company’s accounting for the sale of Magnets produced at the Commercial Plant, Project Company agrees that any overhead costs will be allocated only to the extent permitted by, and in accordance with, the definition of EBITDA in this Agreement and GAAP (to the extent not inconsistent with the definition of EBITDA).

6.4 Other Payments; Uncapitalized Costs.

6.4.1 During each Calendar Quarter from the date of this Agreement until the Commercial Operation Date, Project Company shall calculate, with respect to such Calendar Quarter, (i) the amount of any costs reasonably incurred that are related to engineering, development and start up of the Commercial Plant, (ii) any other costs reasonably incurred that are related to the construction and commissioning of the Commercial Plant that are not permitted to be capitalized under GAAP and (iii) reasonably incurred engineering, design or testing costs in respect of designing Magnets for Production that comply with DOD’s then-current Quality Characteristics ((i)-(iii), collectively, the “Uncapitalized Costs”), and provide an invoice setting forth such Uncapitalized Costs to DOD. No later than sixty (60) days following receipt of such invoice from Project Company, DOD shall make a payment equal to the Uncapitalized Costs set forth in such invoice; provided that in no event shall the aggregate amount of such quarterly payments that are payable by DOD exceed $30 million in respect of any calendar year. Notwithstanding any of the foregoing: (i) Uncapitalized Costs will only include incremental (including as a result of a change to an employee’s day-to-day scope of work) costs for (a) the Commercial Plant and/or (b) incremental engineering, design, or testing costs for designing Magnets for DOD’s then current Quality Characteristic; (ii) Uncapitalized Costs will not include any expenses taken (or that were expected to be taken) in connection with the initial construction, development, commissioning or start-up of the Commercial Plant; (iii) any expense that would be added back to EBITDA in accordance with the definition of EBITDA in Schedule 1.01 will also be removed from the calculation of Uncapitalized Costs; and (iv) costs incurred at Independence will be included as Uncapitalized Costs only to the extent they represent incremental (including as a result of a change to an employee’s day-to-day scope of work) engineering, design, or testing costs for designing Magnets for DOD’s then current Quality Characteristics (and no costs will be included as Uncapitalized Costs if they are related exclusively to Independence).

6.4.2 Promptly following the finalization of audited financial statements of MP and its consolidated subsidiaries for each calendar year during the term, and in any case within thirty (30) days following such finalization, Project Company shall deliver to DOD a statement (the “Uncapitalized Costs Statement”) setting forth the total amount of its Uncapitalized Costs for such calendar year (the “Annual Uncapitalized Costs”). The Uncapitalized Costs Statement (and in reasonable detail the components thereof) shall (A) be prepared by Project Company in good faith and in accordance with the terms of this Agreement and GAAP, and (B) set forth reasonable supporting detail regarding the calculations of each item set forth therein for such preceding calendar year, including any supporting schedules, analyses, working papers and other documentation used in the preparation thereof.

6.4.3 Within one hundred twenty (120) days after Project Company’s delivery of the Uncapitalized Costs Statement to DOD, DOD may deliver written notice (the “Costs Protest Notice”) to Project Company of any objections, and the basis therefor, which DOD may have to the Uncapitalized Costs Statement. Any Costs Protest Notice shall specify in reasonable detail the nature of any disagreement so asserted. Except for such items that are specifically disputed in the Costs Protest Notice, the amounts set forth on the Uncapitalized Costs Statement shall be final, conclusive and binding upon the Parties. The failure of DOD to deliver such Costs Protest Notice within the prescribed time period will constitute DOD’s irrevocable acceptance of the applicable Uncapitalized Costs Statement prepared and delivered by Project Company. If DOD delivers a Protest Notice within the prescribed time period, then DOD and Project Company will use good faith efforts to resolve any disagreements as to the computation of the amounts set forth in such Uncapitalized Costs Statement and, to the extent any disagreements as to the items set forth in the Costs Protest Notice are so resolved in writing, the Uncapitalized Costs Statement, as revised in writing to incorporate such changes as have been agreed to by the Parties, shall be final, conclusive and binding upon the Parties.

6.4.4 If the Parties are unable to resolve any disagreement with respect to any item set forth in the Protest Notice (the “Unresolved Costs Items”), within sixty (60) days following the delivery of any Costs Protest Notice, then either Party may refer the Unresolved Costs Items to an Expert (as defined in Section 6.3.3), and such Expert shall be engaged to resolve such Unresolved Costs Items in accordance with the provisions set forth in Section 6.3.3, of which shall apply mutatis mutandis to disputes in respect of Unresolved Costs Items.

6.4.5 Within thirty (30) days following the final determination of the Annual Uncapitalized Costs, the Parties shall make payments as follows (provided that in the event that a Costs Protest Notice is delivered pursuant to Section 6.4.3 then any undisputed amount of such payment shall be made within thirty (30) days following the delivery of such Costs Protest Notice and the remainder of such payment shall be made within thirty (30) days following the final determination of the Annual Uncapitalized Costs:

(a) In the event that the Annual Uncapitalized Costs for such preceding calendar year are greater than the sum of the amounts paid by DOD pursuant to this Section 6.4 for such preceding calendar year, DOD shall make a payment to Project Company in an amount equal to the shortfall between the Annual Uncapitalized Costs and such previously paid amounts; provided that in no event shall DOD be required to pay more than $30 million in Annual Uncapitalized Costs respect of any calendar year.

(b) In the event that the Annual Uncapitalized Costs for such preceding calendar year are less than the sum of the amounts paid by DOD pursuant to this Section 6.4 for such preceding calendar year, Project Company shall make a payment to DOD in an amount equal to the excess of such previously paid amounts over the Annual Uncapitalized Costs.

6.5 Additional Payment Matters. Each Party shall make payments by electronic funds transfer, or by other mutually agreeable method(s), to the account designated by the other Party. Any undisputed amounts not paid by the due date shall be deemed delinquent and shall accrue interest at the Late Payment Rate, such interest to be calculated from and including the due date to but excluding the date the delinquent amount is paid in full. At the request of DOD, Project Company shall, in lieu of making payment hereunder by electronic funds transfer or otherwise, credit the relevant payment amount to DOD for offset against future payment obligations of DOD to Project Company hereunder; provided that no such offset shall be effected on the books and records of Project Company in the absence of written authorization from DOD.

6.6 Sales Tax on Magnets. Project Company shall be responsible for all transfer fees, severance, excise, sales and use, energy, or similar taxes and fees (“Sales Tax”) imposed upon or incurred in connection with the purchase and sale of the Offered Magnets hereunder, whether imposed on DOD or Project Company. If DOD is required by Law to remit or pay any Sales Tax, Project Company shall reimburse DOD for such taxes promptly following receipt of notice and evidence of such tax and its payment from DOD. Notwithstanding the foregoing, the Parties shall cooperate to minimize any Sales Tax, including by providing exemption certificates and any necessary documentation thereof.

6.7 Interest on Late Payment. A late payment charge shall accrue on any late payment as specified herein at the lesser of (a) the applicable rates determined by the Secretary of the Treasury pursuant to the Prompt Payment Act, 31 U.S.C. Section 3902, and (b) the maximum rate permitted by applicable Law in transactions involving entities having the same characteristics as the Parties (the “Late Payment Rate”).

6.8 DOD Funding.

6.8.1 Except as set forth in Section 5.02(a) of the Transaction Agreement, appropriated funds are not presently available to fund DOD’s obligations under this Agreement. To the extent that appropriated funds do not become available to fund the obligations of DOD under this Agreement, DOD will use its reasonable best efforts to request and obtain such additional appropriations as are needed from the Congress of the United States in order to fund such obligations. DOD’s reasonable best efforts will include, as applicable, (i) ensuring that projected expenditures under this Agreement for Fiscal Year 2026 and each Fiscal Year thereafter are fully accounted for in its annual budget request to Congress; (ii) utilizing its available statutory transfer authority in each Fiscal Year to reprogram funds appropriated for other purposes of the DOD; and (iii) if necessary, seeking supplemental appropriations from Congress specifically for projected expenditures under this Agreement. To the extent that, despite DOD’s reasonable best efforts under this Section 6.8.1, appropriated funds do not become available to make expenditures under this Agreement as they become due, DOD will use its reasonable best efforts to obtain other Executive Branch department and agency support ’ and to use the authorities described in Section 5.02 (b) of the Transaction Agreement to facilitate such expenditures.

6.8.2 Project Company and its Affiliates shall promptly provide all information and cooperation that DOD reasonably requests to support DOD’s performance of its obligations under this Section 6.8.

6.8.3 On the first day of each U.S. Government Fiscal Year (Beginning October each calendar year), DOD shall notify Project Company that DOD funding is appropriated or otherwise authorized to be provided to Project Company for that Fiscal Year in an amount sufficient to satisfy all projected DOD expenditures under this Agreement. To the extent such funding is not available as of the first day of each U.S. Government Fiscal Year, DOD shall include in such notice the amount of any anticipated funding shortfall, as well as a description of additional steps DOD intends to take to secure additional available funds.

6.8.4 In the event that the funds addressed by each notice provided pursuant to Section 6.8.3 are later determined to be unavailable, whether through the actions of DOD, the United States Congress, or otherwise, DOD shall promptly notify Project Company of such changes in available funding; provided, however, that DOD shall have no obligation to notify Project Company to the extent DOD’s authorized and appropriated funds remain sufficient to satisfy the DOD obligations under the Agreement for such Fiscal Year.

6.9 Recourse.

6.9.1 In the event of a DOD Event of Default, Project Company shall be entitled to pursue any and all remedies or damages available at Law or equity, including (A) to the maximum extent permitted by Law or equity, interest and lost profits; provided that any damages in respect of lost profits shall be limited to those expressly set forth in and permitted by Section 9.01(c)(iii) of the Transaction Agreement, and (B) excluding, in all cases, any other consequential damages. For the avoidance of doubt, DOD will also be responsible from the date of the initial breach for Project Company’s actual costs incurred, including the costs of pursuing remedies under this Agreement.

6.9.2 In the event DOD brings any claims for damages against Project Company under this Agreement, DOD shall be entitled to pursue any and all remedies or damages available at Law or equity, (A) including, to the maximum extent permitted by Law or equity, interest and, solely in the case of a willful and material breach of this Agreement by Project Company, “DOD Consequential Losses” (as defined in the Transaction Agreement); provided that any damages in respect of DOD Consequential Losses shall be limited to those expressly set forth in and permitted by Section 9.02(a)(v) of the Transaction Agreement, and (B) excluding, in all cases, any other consequential damages, it being understood and agreed that nothing in this Section 6.9 shall be construed to limit the United States Government’s ability to initiate administrative proceedings or actions by the Department of Justice under its civil and criminal enforcement authorities.

ARTICLE 7

REPRESENTATIONS AND WARRANTIES

7.1 Representations and Warranties of DOD. DOD hereby makes the following representations and warranties to Project Company as of the Effective Date, except for those representations and warranties that are expressly made as of a specific date, which such representations and warranties shall be deemed made as of such date:

7.1.1 DOD has the requisite power and authority, including through but not limited to 50 U.S.C. § 4533, and has made all requisite determinations related to such authority, to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby.

7.1.2 The execution, delivery and performance by DOD of this Agreement does not, and the consummation by DOD of the transactions contemplated hereby will not, (a) conflict with or result in a violation or breach of any term or provision of any Law; or (b) contravene or violate any provision of, or result in the termination or acceleration of, or entitle any party to accelerate any obligation under, or give any Person the right to terminate, seek damages or modify, any contract to which DOD is a party or by which DOD or its assets is bound;

7.1.3 The execution, delivery and performance by DOD of this Agreement has been duly authorized by all necessary action on the part of DOD. This Agreement (a) has been duly and validly executed and delivered by DOD and (b) constitutes (assuming the due execution and delivery thereof by Project Company, as applicable) valid and legally binding obligations of DOD, enforceable against DOD in accordance with their terms. No other action is required on the part of DOD to authorize or approve this Agreement, the performance of its obligations hereunder or thereunder or the consummation by DOD of the transactions contemplated hereby;

7.1.4 There is no pending, or to the best of DOD’s knowledge, threatened action or proceeding which would materially and adversely affects its ability to perform its obligations under this Agreement;

7.1.5 DOD has no liability or obligation to pay fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement for which Project Company or any of its Affiliates could become liable or obliged;

7.1.6 DOD has confirmed with the Office of Management and Budget Office of the General Counsel that DOD is authorized to incur obligations under this Agreement in advance of appropriations. Consistent with Executive Order 14156, Declaring a National Emergency, 90 Fed Reg. 8433 (January 20, 2025) and Executive Order 14241, Immediate Measures to Increase American Mineral Production, 90 Fed. Reg. 13,673 (March 20, 2025), and separate determinations by the President with respect to accelerating domestic production capacity for refined rare earth elements and derivative products, DOD has determined that performance by Project Company and its Affiliates under this Agreement is necessary to ensure that DOD can continue certain activities that, if not continued, would present an emergency situation involving the safety of human life and the protection of property;

7.1.7 The Secretary of Defense for the United States has authority to enter into this Agreement. Within 30 days of the Effective Date, DOD shall notify MP and Project Company in writing of the delegation of authority of the Secretary of Defense for the United States of all actions relating to this Agreement to the officials of the level or position set forth in such notice.

7.2 Representations and Warranties of Project Company. Project Company hereby makes the following representations and warranties to DOD as of the Effective Date, except for those representations and warranties that are expressly made as of a specific date, which such representations and warranties shall be deemed made as of such date:

7.2.1 Project Company is a limited liability company duly formed, validly existing and in good standing under the Laws of the State of Delaware, with all requisite limited liability company power and authority required to carry on its business as it is currently being conducted. Project Company is duly qualified or licensed to do business and is in good standing in each jurisdiction in which such qualification or licensing is required; Project Company is a direct wholly owned subsidiary of MP.

7.2.2 The execution, delivery and performance by Project Company of this Agreement does not, and the consummation by Project Company of the transactions contemplated hereby and thereby will not, (a) contravene or violate any provision of the Organizational Documents of Project Company; (b) conflict with or result in a violation or breach of any term or provision of any Law (assuming the due authorization, execution and delivery thereof by DOD); or (c) contravene or violate any provision of, or result in the termination or acceleration of, or entitle any party to accelerate any obligation under, or give any person the right to terminate or modify, any contract to which Project Company is a party or by which Project Company is bound;

7.2.3 Project Company has full power and authority to enter into this Agreement to which it is a party, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance by Project Company of this Agreement has been duly authorized by all necessary action on the part of Project Company. This Agreement (a) has been duly and validly executed and delivered by Project Company and (b) constitutes (assuming the due authorization, execution and delivery thereof by DOD) valid and legally binding obligations of Project Company, enforceable against Project Company in accordance with their terms. No other action is required on the part of Project Company to authorize or approve this Agreement, the performance of its obligations hereunder or thereunder or the consummation by Project Company of the transactions contemplated hereby;

7.2.4 Project Company has no liability or obligation to pay fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement for which DOD or any of its Affiliates could become liable or obliged; and

7.2.5 There is no bankruptcy, reorganization or insolvency proceeding pending, being contemplated by or, to Project Company’s knowledge, threatened in writing against Project Company, and, to Project Company’s knowledge, no facts, conditions or circumstances exist that would permit one or more Persons to bring an involuntary bankruptcy proceeding against Project Company.

7.3 No Other Representations and Warranties. Except for the representations and warranties of a Party expressly set forth in (x) this Article 7, (y) the Transaction Agreement or (z) the other Transaction Documents, neither Party nor any of its respective Representatives has made or is making any express or implied representation or warranty of any nature to the other Party, at Law or in equity, including with respect to matters relating to such Party or any other matter related to or in connection with the transactions contemplated by this Agreement, the Transaction Agreement or the other Transaction Documents, and such Party hereby expressly disclaims reliance on any such other representations or warranties (including as to the accuracy or completeness of any information provided to the other Party). Without limiting the generality of the foregoing, except for the representations and warranties of a Party expressly set forth in (x) this Article 7, (y) the Transaction Agreement or (z) the other Transaction Documents, neither Party nor any other Person has made, is authorized to make, shall be deemed to have made or is making any representation or warranty with respect to (i) any projections, estimates or budgets that may be delivered to or made available to the other Party or any of its Representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of Project Company or the future business, facilities and operations of Project Company or (ii) other information or documents not expressly set forth in this Article 7, but made available to the other Party or any of its Representatives with respect to Project Company or its businesses, facilities or operations (including as to the accuracy or completeness of any such information or documents), including, without limitation, any due diligence materials provided to the other Party or any of its Representatives, any presentation with respect to the business and affairs of Project Company by the management of MP or others in connection with this Agreement, the Transaction Agreement or the other Transaction Documents or the transactions contemplated hereby and thereby and no statement contained in any of such materials or made in any such presentation shall be deemed a representation or warranty hereunder or otherwise or deemed to be relied upon by DOD or any of its Representatives in executing, delivering and performing this Agreement, the Transaction Agreement or the other Transaction Documents and consummating the transactions contemplated hereby and thereby.

ARTICLE 8

EVENTS OF DEFAULT AND REMEDIES

8.1 DOD Events of Default. Each of the following events, acts, occurrences or conditions shall constitute an “DOD Event of Default”:

8.1.1 DOD fails to accept Delivery of the Offered Magnets in any calendar year without paying the Resale Damages for such Offered Magnets to Project Company and such failure continues for at least sixty (60) days following the date that such Resale Damages become due in accordance with Section 4.3;

8.1.2 DOD fails to pay when due any undisputed amounts required to be paid to Project Company under this Agreement and such failure continues for sixty (60) days following the date such amounts become due;

8.1.3 Any DOD representation and warranty set forth in Section 7.1 proves to have been false or misleading in any material respect when made and such misrepresentation would have a material adverse effect on DOD’s ability to perform its material obligations under this Agreement;

8.1.4 Any change in applicable Law or action by a Governmental Authority, that remains outstanding for at least sixty (60) days, that makes it illegal for DOD to be a party to this Agreement or otherwise prevents or prohibits DOD from complying with its obligations hereunder; or

8.1.5 DOD materially breaches the terms of this Agreement or fails to perform any of its material obligations hereunder, in each case, if not cured in all material respects within one hundred twenty (120) days of such breach or failure to perform.

8.2 Project Company Remedies upon an DOD Event of Default.

8.2.1 If a DOD Event of Default continues after all applicable notice and cure periods have expired, Project Company shall have the right (but not an obligation) to take any of the following actions, each of which may be pursued concurrently or otherwise, at such time and in such order as Project Company may determine, in its sole discretion, without impairing or otherwise affecting the other rights and remedies of Project Company (including any of Project Company’s remedies set forth in Section 4.3):

(a) Sell Magnets to Third Party Purchasers (who are not Restricted Buyers) on, and subject to, terms consistent with those set forth herein;

(b) in the event of a DOD Event of Default as to any undisputed payment pursuant to Section 8.1.1 or Section 8.1.2 that is not cured or remedied within forty-five (45) days after Project Company delivers written notice of the occurrence of such DOD Event of Default, suspend performance of Project Company’s obligations hereunder until such DOD Event of Default is cured;

(c) only if such DOD Event of Default has continued for at least sixty (60) consecutive days, terminate this Agreement by providing DOD not less than sixty (60) days’ prior written notice of such termination; and

(d) exercise any other right or remedy available to Project Company under this Agreement or at Law or in equity, including damages, arising from or relating to the DOD Event of Default or to enforce the provisions of this Agreement.

8.2.2 Project Company’s rights and remedies under this Section 8.2 and Section 6.9 are in addition to any and all rights and remedies that Project Company or MP has under any of the other Transaction Documents, whether or not any such other Transaction Documents are deemed unenforceable or invalid, none of which shall be construed to limit any other rights or remedies Project Company may have at Law or in equity.

8.3 Project Company Events of Default. Each of the following events, acts, occurrences or conditions shall constitute a “Project Company Event of Default”:

8.3.1 Project Company fails to pay when due any undisputed amounts required to be paid to DOD under this Agreement and such failure continues for sixty (60) days following the date such amounts become due;

8.3.2 Project Company is subject to an Insolvency Event;

8.3.3 Any Project Company representation and warranty set forth in Section 7.2 proves to have been false or misleading in any material respect when made and such misrepresentation would have a material adverse effect on Project Company’s ability to perform its material obligations under this Agreement; or

8.3.4 Project Company materially breaches the terms of this Agreement or fails to perform any of its material obligations hereunder, in each case, if not cured in all material respects within one hundred twenty (120) days of such breach or failure to perform; provided that if such material breach or failure to perform relates to the Production of Magnets by Project Company at the Commercial Plant, DOD shall notify Project Company by delivering a Remediation Notice as contemplated by Section 5.4 Project Company shall take DOD’s comments and concerns regarding the production of Magnets into due account in establishing a Remediation Plan, and the provisions of Section 5.4 shall apply mutatis mutandis to the approval and implementation of such Remediation Plan by the Parties. To the extent a Remediation Plan cannot be implemented to the reasonable satisfaction of DOD within ninety (90) days following the timeframe set forth therein, then a Project Company Event of Default shall be deemed to have occurred absent Project Company being the Affected Party of a Force Majeure that occurs during the performance of the Remediation Plan, that delays or excuses performance in accordance with Section 11.4 in respect of the Remediation Plan on the timeline agreed with DOD.

8.3.5 DOD’s rights and remedies under this Section 8.3 and Section 6.9 are in addition to any and all rights and remedies that DOD has under any of the other Transaction Documents, whether or not any such other Transaction Documents are deemed unenforceable or invalid, none of which shall be construed to limit any other rights or remedies Project Company may have at Law or in equity.

8.4 DOD’s Remedies upon a Project Company Event of Default.

8.4.1 If a Project Company Event of Default continues after all applicable notice and cure periods have expired, DOD shall have the right (but not an obligation) to take any of the following actions, each of which may be pursued concurrently or otherwise, at such time and in such order as DOD may determine, in its sole discretion, without impairing or otherwise affecting the other rights and remedies of DOD:

(a) in the event of a Project Company Event of Default pursuant to Section 8.3.1 that is not cured or remedied within forty-five (45) days after DOD delivers written notice of the occurrence of such Project Company Event of Default (or such longer period as may be provided in Section 8.3), suspend performance of DOD obligations hereunder until such Project Company Event of Default is cured;

(b) only if such Project Company Event of Default has continued for at least ninety (90) consecutive days, terminate this Agreement by providing Project Company not less than ninety (90) days’ prior written notice of such termination;

(c) seek to obtain specific performance or any other form of equitable relief in accordance with Section 12.5; and

(d) exercise any other right or remedy available to DOD under this Agreement or at Law or in equity, including damages, arising from or relating to Project Company Event of Default or to enforce the provisions of this Agreement.

ARTICLE 9

LIMITATION OF LIABILITY

9.1 Reserved.

9.2 Indemnification. Project Company shall indemnify, defend and hold harmless DOD (the “Indemnified Party”) against any and all losses, damages, liabilities, deficiencies, claims, actions, judgments, settlements, interest, awards, penalties, fines, costs, or reasonable and documented out of pocket expenses, including reasonable and documented attorneys’ fees, the costs of enforcing any right to indemnification under this Agreement and the cost of pursuing any insurance providers, incurred by the Indemnified Party, relating to or resulting from any third-party claim arising from (a) death, personal injury or property damage arising from the operation of the Commercial Plant; (b) Project Company’s fraud, gross negligence or willful misconduct; or (c) allegations that the Magnets or the design or production of the Magnets infringes the intellectual property rights of a third party (each, an “Indemnified Matters”); provided, however, that, Project Company has no obligations under Section 9.2(c), to the extent such claims arise solely out of any DOD Magnet Specifications; and further provided, however, that Project Company shall have no obligations under this Section 9.2 should DOD fail to assert, or fail to take all measures necessary and appropriate to enable Project Company to assert on its behalf, any applicable claim or defense including, but not limited to, those available exclusively to DOD as an agency and instrumentality of the United States Government. Any payments made by Project Company pursuant to this Section 9.2 shall be net of any insurance proceeds actually received by the Indemnified Party in connection with such Indemnified Matter.

ARTICLE 10

ASSIGNMENT

10.1 Assignment by Project Company. Except as expressly set forth herein, Project Company may not assign this Agreement, in whole or in part, including assignment by operation of Law or by way of merger, sale or acquisition of Project Company’s assets or business, to any Person without the prior written Consent of DOD. Notwithstanding the foregoing, DOD’s Consent shall not be required for Project Company to (a) assign this Agreement and/or any of its rights and/or obligations hereunder, in whole or in part, to an Affiliate wholly-owned by MP or (b) pledge or assign this Agreement as security in connection with any financing arrangement entered into by Project Company or any of its Affiliates in connection with the construction, development, commissioning and/or start-up of the Commercial Plant; provided that any such assignment shall not affect Project Company’s obligations hereunder.

10.2 Assignment by DOD. Except as expressly set forth herein, DOD may not assign this Agreement and/or transfer any of its rights and/or obligations hereunder, in whole or in part, to any Person without the prior written Consent of Project Company (which Consent shall not be unreasonably conditioned, withheld or delayed).

10.3 Prohibited Assignments. Any purported assignment of this Agreement not in compliance with the provisions of this Article 10 shall be null and void.

ARTICLE 11

FORCE MAJEURE

11.1 Definition of Force Majeure.

11.1.1 Subject to Section 11.1.2, a “Force Majeure Event” means, in relation to a Party, any occurrence, condition, situation or threat thereof that (i) was not within the control of the Party claiming its occurrence; (ii) could not have been prevented or avoided by such Party through the exercise of reasonable diligence; and (iii) directly or indirectly prohibits or prevents such Party from performing its obligations under this Agreement, including, to the extent consistent with the foregoing, any of the following events:

(a) fire, explosion, flood, atmospheric disturbance, lightning, storm, typhoon, hurricane, tidal wave, tornado, earthquake, landslide, soil erosion, subsidence, washout or epidemic or other natural disaster;

(b) acts of war (whether declared or undeclared), terrorism or threat thereof, riot, civil war, blockade, insurrection, sabotage, act of public enemies, civil disturbance, strike, lockout or other industrial disturbance;

(c) acts or omissions of Governmental Authority that are not related to any wrongdoing by the Party claiming to be affected by such event (or by such Party’s Affiliates), including any Law, litigation brought by or on behalf of a Governmental Authority and mandated quarantines or shut-downs;

(d) shutdown of banking operations or other crisis affecting the banking industry, in either case that makes payment impossible for a continuous period of at least five (5) days;

(e) failure of any supplier or contractor to supply materials or equipment or spare parts or provide services (or a delay or error on the part of any such Person in supplying materials or providing services), including inability to obtain the necessary amounts of feedstock to produce Magnets, a failure of any electric energy provider, such as a public electric utility, to supply electric energy, only if and to the extent that the actual event giving rise to such failure would independently be considered a Force Majeure Event; provided that DOD shall not be permitted to claim a Force Majeure Event under this clause (f) as a result of the failure to obtain heavy rare earth elements if DOD has breached its obligations under Section 6.06(a) of the Transaction Agreement;

(f) inability of the Party affected by such event to obtain sufficient fuel, utilities, equipment, transportation or materials, in each case, unless resulting from the negligence of such affected Party; and

(g) failure of facilities, including failures resulting from fires, washouts, mechanical breakdowns of, malfunctions of, or necessities for making repairs or alterations to, furnaces, reactors, plant installations, machinery, lines of pipe, pumps, compressors, valves, gauges or any of the equipment therein or thereon, wires and all related electrical equipment, and any electrical generators including, as applicable, facilities, pipelines and storage facilities and blowout or failure of any well to function, in each case for a period of at least thirty (30) days and where such failure was not the result of the affected Party’s gross negligence.

11.1.2 Under no circumstances shall a Force Majeure Event include (a) any occurrence or event that merely increases the costs or causes an economic hardship to a Party; (b) any occurrence or event to the extent caused by or materially contributed to by the Party claiming the Force Majeure Event; (c) late performance by a Party caused by such Party’s failure to engage qualified contractors or subcontractors, or to hire an adequate number of personnel or labor; or (d) unfavorable weather, except described in Section 11.1.1 above.

11.2 Notice and Procedure. Any Party claiming a Force Majeure Event (the “Affected Party”) shall promptly, but no later than five (5) days following the Force Majeure Event, notify the other Party of the occurrence of such Force Majeure Event. Such notice may be given orally or in writing, but if given orally, it shall be promptly confirmed in writing, providing details regarding the nature, extent and expected duration of the Force Majeure Event, its anticipated effect on the ability of the Affected Party to perform obligations under this Agreement, and the estimated duration of any interruption in service or other adverse effects resulting from such Force Majeure Event, and shall be regularly updated or supplemented to keep the other Party advised of the effect and remedial measures being undertaken to overcome the Force Majeure Event. The Affected Party shall provide prompt written notice to the other Party when the relevant Force Majeure Event has been remedied.

11.3 Mitigation. Upon the occurrence of a Force Majeure Event, the Affected Party (a) shall demonstrate that it has taken all commercially reasonable precautions and measures to prevent or avoid the failure caused by the Force Majeure Event and which, by the exercise of due diligence, the Affected Party could not reasonably have been expected to avoid and, despite the exercise of due diligence, the Affected Party has been unable to overcome, (b) shall use commercially reasonable efforts to mitigate or remedy such Force Majeure Event (other than with respect to labor disputes, which are addressed by this Section 11.3) and (c) shall resume performance of its obligations hereunder as promptly as reasonably practicable after the Force Majeure Event has been remedied. In the case of any Force Majeure Event where Project

Company is the Affected Party, Project Company shall consult with, and shall work in good faith with, DOD in order to overcome such Force Majeure Event as soon as reasonably practicable. Notwithstanding anything to the contrary in this Article 11, express or implied, the settlement of strikes, lockouts and other industrial disputes or disturbances shall be entirely within the discretion of the Affected Party, and the Affected Party may make settlement thereof in such time and on such terms and conditions as it may deem to be appropriate, and no delay in making such settlement deprives the Affected Party of the benefits of the provisions of this Article 11.

11.4 Effects of Force Majeure. Subject to the terms and conditions set forth in this Article 11, if an Affected Party fails to wholly or partially observe or perform any of the covenants or obligations imposed upon it by this Agreement, except for any obligation to make payments hereunder, then, to the extent that such failure results from a Force Majeure Event, such failure shall be excused and deemed not to be a breach of such covenants or obligations by the Affected Party; provided that the Affected Party has taken all commercially reasonable efforts to remedy the Force Majeure Event in a timely manner pursuant to Section 11.3. If a Force Majeure Event where Project Company is the Affected Party lasts more than one hundred twenty (120) days, DOD may exercise its rights under Section 5.5.

ARTICLE 12

MISCELLANEOUS

12.1 Governing Law. This Agreement and the rights and obligations of the Parties hereunder shall be governed by, and construed and interpreted in accordance with, the Federal Law of the United States. To the extent that Federal Law does not specify the appropriate rule of decision for a particular matter at issue, it is the intention and agreement of the Parties that the Law of the State of Delaware (without giving effect to its conflict of laws principles) shall be adopted as the governing rule of decision.

12.2 Jurisdiction Involving Project Company. By execution and delivery of this Agreement, Project Company irrevocably and unconditionally:

12.2.1 submits for itself and its property in any legal action or proceeding against it arising out of or in connection with this Agreement, or for recognition and enforcement of any judgment in respect thereof, to the non-exclusive general jurisdiction of (A) the courts of the United States for the District of Columbia; (B) any other federal court of competent jurisdiction in any other jurisdiction where it or any of its property may be found; (C) the courts of Washington, D.C.; and (D) appellate courts from any of the foregoing;

12.2.2 Consents that any such action or proceeding may be brought in or removed to such courts, and waives any objection, or right to stay or dismiss any action or proceeding, that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same; and

12.2.3 agrees that, subject to any and all rights of appeal provided by applicable Law, judgment against it in any such action or proceeding shall be conclusive and may be enforced in any other jurisdiction within or outside the U.S. by suit on the judgment or otherwise as provided by Law, a certified or exemplified copy of which judgment shall be conclusive evidence of the fact and amount of Project Company’s obligation.

12.3 Jurisdiction Involving DOD. By execution and delivery of this Agreement, DOD, to the maximum extent permitted by Law, irrevocably and unconditionally acknowledges that this Agreement is an express contract within the meaning of 28 U.S.C. § 1491(a), and submits for itself in any claim arising from, related to, or in connection with this Agreement to the jurisdiction of (A) the U.S. Court of Federal Claims; (B) any other federal court or tribunal of competent jurisdiction; and (C) appellate courts from any of the foregoing.

12.4 ’WAIVER OF JURY TRIAL. THE PARTIES EACH HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION OR CAUSE OF ACTION (A) ARISING UNDER THIS AGREEMENT OR (B) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES IN RESPECT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS RELATED HERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY OR OTHERWISE. THE PARTIES TO THIS AGREEMENT EACH HEREBY AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY, AND THAT THE PARTIES TO THIS AGREEMENT MAY FILE A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

12.5 Specific Performance. Project Company acknowledges that the rights of DOD pursuant to this Agreement are unique and recognizes and affirms that in the event of a breach of this Agreement by Project Company, money damages are inadequate and DOD would have no adequate remedy at Law. It is accordingly agreed that DOD shall be entitled to seek (and Project Company shall not oppose on the basis that injunctive relief or specific performance is not available due to availability of an adequate remedy at Law) an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, without the necessity of showing any actual damages or that monetary damages would not afford an adequate remedy, and without the necessity of posting any bond or other security, this being in addition to any other remedy to which it is entitled at Law or in equity.

12.6 Expenses. Except as otherwise expressly provided in this Agreement or the other Transaction Documents, each Party will bear its respective expenses incurred in connection with the preparation, execution and performance of this Agreement, including all fees and expenses of its Representatives.

12.7 [Reserved].

12.8 No Set Off. Regardless of any other rights under any agreements, neither Party to this Agreement may set-off the amount of any claim (or part of any such amount) it may have under this Agreement, whether contingent or otherwise, against any amount owed by the Party to another Party, whether under this Agreement or otherwise.

12.9 Amendment. This Agreement cannot be modified or amended except in writing duly executed by each Party.

12.10 Notices. Except as otherwise set forth in Sections 3.4.2 and 11.2 all notices, Consents, waivers and other communications under this Agreement must be in writing and will be deemed given to a Party when (a) delivered to the appropriate address by hand or by nationally recognized overnight courier service (costs prepaid), (b) sent by e-mail or (c) received or rejected by the addressee, if sent by certified mail, return receipt requested, in each case to the following addresses or e-mail addresses and marked to the attention of the individual (by name or title) designated below (or to such other address, e-mail address or individual as a Party may designate by notice to the other Party):

if to DOD:

United States Department of Defense

1000 Defense Pentagon, Washington, DC 20301-1000

Attention: [***]

E-mail: [***]

Office of the Deputy Secretary of Defense

E-mail: [***]

with a simultaneous copy (which will not constitute notice) to:

Schulte Roth & Zabel LLP

Address: 919 Third Avenue, New York, NY 10022

Attention: Alan S. Waldenberg

         Robert B. Loper

E-mail: alan.waldenberg@srz.com

       robert.loper@srz.com

and

McDermott Will & Emery LLP

Address: 444 Lake Street, Suite 4000, Chicago, IL 606066

Attention: Robert Clagg

Email: Rclagg@mwe.com

if to Project Company:

MP Materials Corp.

Address: 1700 S Pavilion Center Drive, Suite 800, Las Vegas, NV 89135

Attention: Elliot Hoops, General Counsel and Secretary

E-mail: [***]

with a simultaneous copy (which will not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

Address: One Manhattan West, New York, NY 10001

Attention: Stephen F. Arcano

     Neil P. Stronski

     Dohyun Kim

     Samuel J. Cammer

E-mail: stephen.arcano@skadden.com

neil.stronski@skadden.com

dohyun.kim@skadden.com

samuel.cammer@skadden.com

12.11 Waiver. The rights and remedies of the Parties are cumulative and not alternative. Neither any failure nor any delay by any Party in exercising any right, power or privilege under this Agreement or any of the documents referred to in this Agreement will operate as a waiver of such right, power or privilege, and no single or partial exercise of any such right, power or privilege will preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power or privilege. To the maximum extent permitted by applicable Law, (a) no claim or right arising out of this Agreement or any of the documents referred to in this Agreement can be discharged by one Party, in whole or in part, by a waiver or renunciation of the claim or right unless in a written document signed by the other Party, (b) no waiver that may be given by a Party will be applicable except in the specific instance for which it is given and (c) no notice to or demand on one Party will be deemed to be a waiver of any obligation of that Party or of the right of the Party giving such notice or demand to take further action without notice or demand as provided in this Agreement or the documents referred to in this Agreement.

12.12 No Third-Party Beneficiaries. Except as expressly stated herein, nothing expressed or referred to in this Agreement will be construed to give any Person, other than the Parties, any legal or equitable right, remedy or claim under or with respect to this Agreement or any provision of this Agreement except such rights as may inure to a successor or permitted assignee.

12.13 Further Action. Upon the request of any Party to this Agreement, and subject to the terms and conditions hereof, the other Party will (a) furnish to the requesting Party any additional information, (b) execute and deliver, at its own expense, any other documents reasonably acceptable to such Party, and (c) take any other actions as the requesting Party may reasonably require to more effectively carry out the intent of this Agreement.

12.14 Severability. Except as otherwise provided in Article 9 of the Transaction Agreement, if any term, covenant, condition or provision of this Agreement or the application thereof to any Person or circumstance shall, at any time or to any extent, be invalid or unenforceable, the remainder of this Agreement, or the application of such term or provision to Persons or circumstances other than those as to which it is held invalid or unenforceable, shall not be affected thereby, and each term, covenant, condition and provision of this Agreement shall be valid and be enforced to the fullest extent permitted by Law.

12.15 Entire Agreement. This Agreement (along with the Transaction Agreement, other Transaction Documents and the other documents delivered contemporaneously with or pursuant to this Agreement) constitutes a complete and exclusive statement of the terms of the agreement between the Parties with respect to its subject matter.

12.16 Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original, but all of which, together, shall constitute one and the same instrument. Facsimile or electronic signatures may be used in place of original signatures on this Agreement. The Parties intend to be bound by the signatures on any facsimile or electronic document, and hereby waive any defenses to the enforcement of the terms of this Agreement based on the use of a facsimile or electronic signature.

12.17 Non-Disclosure of Information.

12.17.1 Each Party shall keep confidential any non-public information with respect to the other Party and/or its Affiliates, and the terms and conditions of this Agreement (collectively, the “Confidential Information”), and shall not disclose such Confidential Information (or the terms and conditions of this Agreement) to any third parties, except that each Party and its relevant Affiliates shall have the right to provide or otherwise disclose Confidential Information: (i) that (A) was previously or is hereafter publicly disclosed (other than as a result of disclosures in violation of this Agreement or other confidentiality agreements to which either Party is a party), (B) becomes available to such disclosing Party on a non-confidential basis from a Person other than the non-disclosing Party, or (C) was independently developed by the disclosing Party; (ii) to any Party’s officers, directors, brokers, employees, agents, consultants, representatives, lenders (whether actual or and prospective), investors (whether actual or prospective), accountants, attorneys, title companies and other advisors, any direct or indirect owner of any beneficial interest in any Party or any other Affiliate, on a need-to-know basis (provided that the aforesaid parties are advised of the confidential nature of such Confidential Information and are instructed to maintain the confidentiality of the Confidential Information); (iii) as required to be disclosed by applicable Law (including the Freedom of Information Act, regulations of the United States Securities and Exchange Commission, and the preparation or filing of any tax returns or other filings); provided that, to the extent permitted by such applicable Law, prior written notice of such disclosure shall be provided to the other party; (iv) in connection with any bona fide suit, action, dispute, arbitration or other Proceedings between the Parties and/or their respective Affiliates brought in good faith; and/or (v) in connection with an earnings call or other communications to actual or potential investors, shareholders or analysts, or any public company communications or filings. The provisions of this Section 12.17.1 shall survive the expiration or any termination of this Agreement.

12.17.2 Notwithstanding anything to the contrary herein, neither Project Company, on the one hand, or DOD, on the other hand, shall be required to share any information with the other Party pursuant to this Agreement to the extent that sharing such information would jeopardize any legal privilege or contravene any applicable Law; provided that Project Company or DOD (as applicable) shall use its commercially reasonable efforts to provide as much of such information as possible to the other Party in a manner that does not result in waivers of privilege or contraventions of Law.

12.17.3 Freedom of Information Act Requests.

(a) Within forty-five (45) days of the Effective Date, Project Company shall identify all information in this Agreement that Project Company believes to be Confidential Information. Within 45 days thereafter, DOD will notify Project Company of its agreement or disagreement with such designations.

(b) Upon receipt of any Freedom of Information Act request for Confidential Information related to the transactions contemplated by this Agreement, DOD agrees to redact any information previously agreed upon as Confidential Information. Moreover, to the extent DOD determines that any information not previously agreed upon as Confidential Information is responsive to any such request, whether contained in the Transaction Agreement, the other Transaction Documents, or otherwise, DOD shall promptly notify Project Company, and the Parties shall cooperate in good faith to prepare mutually acceptable redactions authorized under applicable Laws prior to any release of such Confidential Information. If the Parties are unable to agree on mutually acceptable redactions, DOD shall provide Project Company with prior written notice of any information that it intends to disclose without redaction, to the extent permitted by applicable Law and limiting its disclosure to the maximum extent permitted by applicable Law. The provisions of this Section 12.17.3 shall survive the expiration or any termination of this Agreement.

12.17.4 The provisions in this Section 12.17 are consistent with and do not supersede, conflict with, or otherwise alter the employee obligations, rights, or liabilities created by existing statute or Executive Order relating to (a) classified information, (b) communications to Congress, (c) the reporting to an Inspector General or the Office of Special Counsel of a violation of any Law, rule, or regulation, or mismanagement, a gross waste of funds, an abuse of authority, or a substantial and specific danger to public health or safety, or (d) any other whistleblower protection. The definitions, requirements, obligations, rights, sanctions, and liabilities created by controlling Executive Orders and statutory provisions are incorporated into this Agreement and are controlling. Further, these provisions do not bar disclosures to Congress, or to an authorized official of an executive agency or the Department of Justice, that are essential to reporting a substantial violation of Law.

12.18 Performance Delays. Notwithstanding anything in this Agreement to the contrary, DOD acknowledges that (i) the estimated timeframe for completing the construction, development, commissioning, start-up and operation of the Commercial Plant is uncertain and is subject to a number of risks that could delay such completion including, but not limited to, risks related to changes in facility and/or Magnet specifications, issues obtaining materials or equipment, tariffs, supply chain issues or any Force Majeure Event and (ii) Project Company has not made any guarantee or any express or implied representation or warranty with respect to the timing for completing the construction, development, commissioning, start-up and operation of the Commercial Plant or with respect to the Production capability of the Commercial Plant.

12.19 No Conflicts. Consistent with DOD’s responsibility to maintain the integrity of every transaction, procurement, or other funding arrangement, DOD will implement appropriate controls and measures to avoid any need to exclude or otherwise impair the competitive position of Project Company and its Affiliates from, or place them at a competitive disadvantage in, any future opportunities, including but not limited to opportunities for transactions, procurements, and other funding arrangements with, between, or involving DOD because of this Agreement or the other Transaction Documents (including based on any allegation of DOD’s impairment of objectivity or bias as a result of DOD’s or any other United States Governmental Authority owning equity interests of MP).

12.20 Application of Procurement Laws. DOD will continue to take all necessary steps to ensure that, pursuant to 50 U.S.C. §4533(b), and except as otherwise expressly provided in this Agreement, DOD’s purchase and sale of Magnets under this Agreement and any related orders shall not be subject to any Law specifically governing any procurement by U.S. government agencies, including (but not limited to) the Laws set forth in Section 3.5.

12.21 DX Orders. Pursuant to 50 U.S.C. 4511 and 15 C.F.R. Part 700, DOD will designate the construction and operation of the Commercial Plant and any agreements or orders related thereto with a DX Rating, or otherwise the highest priority rating permitted by Law such that no other priority rating shall take precedence. For avoidance of doubt, Project Company may issue rated orders at the DX level (or higher if such a higher level is established) to all subcontractors, vendors, and other providers involved in the construction or operations of the Commercial Plant to the maximum extent as permitted by Law. DOD further agrees to facilitate, support, and render special priorities assistance in accordance with 15 C.F.R. Part 700, Subpart H, as may be required for Project Company to meet its obligations under DX-rated orders.

12.22 Performance of and Compliance with Project Company Covenants and Agreements. Unless otherwise expressly set forth herein, Project Company shall not be required to perform or comply with any covenants or agreements that are required by this Agreement to be performed or complied with after the Effective Date unless and until the Closing (as defined in the Transaction Agreement) has occurred.

[Signature page follows]

IN WITNESS WHEREOF, this Agreement has been executed as of the date and year first above written.

UNITED STATES DEPARTMENT OF DEFENSE

By:	/s/ Honorable Pete Hegseth
Name: Honorable Pete Hegseth
Title: Secretary of Defense

By:	/s/ Stephen A. Feinberg
Name: Stephen A. Feinberg
Title: Secretary of Defense

MP 10X DEVELOPMENT, LLC

By:	/s/ James H. Litinsky
Name: James H. Litinsky
Title: Chief Executive Officer

Signature Page to Offtake Agreement